SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
________________________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Golar LNG Partners LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

Y2745C102
(CUSIP Number)

Andrew Whalley 2nd Floor, S.E. Pearman Building 9 Par-la-Ville Road Hamilton, HM 11 Bermuda +1 (441) 295-4705

with a copy to: Gary J. Wolfe, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2745C102

1	Name of Reporting Person Golar LNG Limited
2	Check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3	SEC use only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Bermuda
Number of Shares Beneficially Owned by the Reporting Person	7	Sole Voting Power: 20,852,291 common units*
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 20,852,291 common units*
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by the Reporting Person: 20,852,291 common units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	32.5%**
14	Type of Reporting Person	CO

* The Reporting Person, through a wholly-owned subsidiary, also owns a 2.0% general partner interest in the Partnership.
** Calculation of percentage based on a total of 64,073,291 Common Units issued and outstanding as of October 19, 2016.

CUSIP No. Y2745C102

SCHEDULE 13D

The Reporting Person is hereby filing this amendment (the "Amendment") to the Schedule 13D/A filed with the U.S Securities and Exchange Commission (the "Commission") on July 28, 2016 (the "Schedule 13D/A") to report that the Reporting Person received an aggregate 2,994,364 common units representing limited partnership interests (the "Common Units") of Golar LNG Partners LP (the "Partnership") in connection with the entry into the Exchange Agreement (defined below).
Item 1.  Security and Issuer.
This Amendment is being filed with respect to the Common Units.  The address of the principal executive offices of the Partnership is:
2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton, HM 11
Bermuda
Item 2.  Identity and Background
(a., b., c. and f.) This Amendment is being filed on behalf of Golar LNG Limited, a limited company organized under the laws of Bermuda (the "Reporting Person" or "Golar"), which is the record holder of approximately 32.5% of the Partnership's Common Units, based on the number of Common Units outstanding as of October 19, 2016.
The address of the Reporting Person's principal place of business is 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda. The principal business of the Reporting Person is to engage in the acquisition, ownership, operation and chartering of LNG carriers and floating storage and regasification units and the development of LNG projects, such as floating liquefaction natural gas vessels, through its subsidiaries and affiliates.

The name, citizenship, residence or business address and present principal occupation of each director and executive officer of the Reporting Person and the name, principal business and address of any corporation or other organization in which their employment is conducted is set forth below. Unless otherwise indicated, the present principal occupation of each person is with the Reporting Person. If no business address is given, the director's or executive officer's business address is 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.

Daniel Rabun	Chairman	Mr. Rabun's principal business address is 5600 Cross Timbers, Flower Mound, Texas 75022-3125, USA. Mr. Rabun is a citizen of the United States of America.

Tor Olav Trøim	Director	Mr. Trøim also serves as the Chairman of the board of directors of the Partnership. Mr. Trøim is a citizen of Norway.

Carl Steen	Director
Mr. Steen's principal business address is Ryghs vei 3, 0786, Oslo, Norway. Mr. Steen also serves as a Director of the Partnership, Wilhelm Wilhemsen Holding ASA and RS Platou ASA. Mr. Steen is a citizen of Norway.

Fredrik Halvorsen	Director	Mr. Halvorsen's principal business address is Fürstveien 75, 1367 Snarøya, Norway. Mr. Halvorsen also serves as Chairman of Acano (UK) Ltd. Mr. Halvorsen is a citizen of Norway.

Niels Stolt-Nielsen	Director
Mr. Stolt-Nielsen's principal business address is 65 Kingsway London, United Kingdom. Mr. Stolt-Nielsen is also the director and chief executive officer of Stolt-Nielsen Limited and is the Chairman and founding investor of Avance Gas. Mr. Stolt Nielsen is a citizen of Norway.

Lori Wheeler Naess	Director	Ms. Wheeler Naess' principal business address is Soerkedalsvn 94, 0376 Oslo, Norway. Ms. Wheeler Naess is a citizen of the United States of America.

Andrew Whalley	Director and Secretary	Mr. Whalley also serves as a Director of Provenance Information Assurance Limited. Mr. Whalley is a British Overseas Territory citizen.

Oscar Spieler	Chief Executive Officer of Golar Management Limited	Mr. Spieler is a citizen of Norway.

Brian Tienzo	Chief Financial Officer of Golar Management Limited	Mr. Tienzo is a citizen of the United Kingdom.

Oistein Dahl	Chief Operating Officer and Managing Director of Golar Management Norway AS	Mr. Dahl is a citizen of Norway.

Hugo Skar	Chief Technical Officer of Golar Management Limited	Mr. Skar is a citizen of Norway.

(d. and e.) To the best knowledge of the Reporting Person, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.  Sources and Amount of Funds or Other Consideration
On October 13, 2016, the Partnership entered into an exchange agreement (the "Exchange Agreement") with the Reporting Person and Golar GP LLC (the "General Partner"), pursuant to which the Reporting Person and the General Partner agreed to exchange all of their incentive distribution rights in the Partnership ("Old IDRs") for the issuance by the Partnership (i) at closing of a new class of incentive distribution rights in the Partnership ("New IDRs"), an aggregate of 2,994,364 Common Units and an aggregate of 61,109 units representing general partner interests in the Partnership ("General Partner Units") and (ii) in the future of an aggregate of up to 748,592 additional Common Units (the "Earn-Out Common Units") and up to 15,278 additional General Partner Units (the "Earn-Out General Partner Units" and collectively, the "Earn-Out Units") that may be issued subject to certain conditions described below (collectively, the "Transaction"). Immediately prior to the execution of the Exchange Agreement, Golar Energy Limited, a subsidiary of Golar, sold its Old IDRs to the Partnership in exchange for the cancellation of certain intercompany indebtedness.
The Transaction closed (the "Closing") on October 19, 2016, at which point (i) the Old IDRs were exchanged by Golar and the General Partner and cancelled by the Partnership, (ii) 81% and 19% of the New IDRs were issued to the General Partner and Golar, respectively, (iii) 2,425,435 and 568,929 Common Units were issued to the General Partner and Golar, respectively, and (iv) 61,109 General Partner Units were issued to the General Partner. Immediately following the Closing, the General Partner distributed to Golar the 2,425,435 Common Units that were issued to it at the Closing as well as its right to receive Earn-Out Common Units in the future, and Golar contributed to the General Partner all of the New IDRs that were issued to it at the Closing.
The Partnership will issue 50% of the Earn-Out Units if the Partnership pays a distribution of available cash from operating surplus pursuant to the terms of the Partnership's Second Amended and Restated Agreement of Limited Partnership dated October 19, 2016 (the "Revised Partnership Agreement") on each of the outstanding Common Units equal to or greater than $0.5775 per Common Unit in respect of each of the quarterly periods ending December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017. The Partnership will issue the remaining 50% of the Earn-Out Units if the Partnership has issued the first 50% of the Earn-Out Units and the Partnership pays a distribution of available cash from operating surplus pursuant to the terms of the Partnership Agreement on each of the outstanding Common Units equal to or greater than $0.5775 per Common Unit in respect of each of the quarterly periods ending December 31, 2017, March 31, 2018, June 30, 2018 and September 30, 2018.

The terms of the New IDRs are effective with respect to the distribution for the quarter ending December 31, 2016. The New IDRs provide for distribution "splits" between the IDR holders and the holders of Common Units equal to those applicable to the Old IDRs, which have been cancelled. However, the New IDRs provide for higher target distribution levels, as set forth in the table below. In addition, in connection with the Transaction, the minimum quarterly distribution will be $0.5775 per Common Unit.

The following table compares the target distribution levels and distribution splits among the General Partner, IDR holders and the holders of Common Units under the Old IDRs and under the New IDRs:

Old IDRs (Cancelled)				New IDRs
	Total Quarterly	Marginal Percentage Interest in Distributions			Total Quarterly	Marginal Percentage Interest in Distributions
	Distribution Target Amount	Common Unitholders	General Partner	IDR Holders	Distribution Target Amount	Common Unitholders	General Partner	IDR Holders
Minimum Quarterly Distribution	$0.3850	98%	2%	0%	$0.5775	No Change
First Target Distribution	Up to $0.4428	98%	2%	0%	Up to $0.6641
Second Target Distribution	Above $0.4428 up to $0.4813	85%	2%	13%	Above $0.6641 up to $0.7219
Third Target Distribution	Above $0.4813 up to $0.5775	75%	2%	23%	Above $0.7219 up to $0.8663
Thereafter	Above $0.5775	50%	2%	48%	Above $0.8663

Other than as described above, there are no material changes from the Schedule 13D/A filed by the Reporting Person with the Commission on July 28, 2016.

Item 4.  Purpose of Transaction
The information set forth in Item 3 of this Amendment is hereby incorporated herein by reference.
As the Reporting Person owns and controls the General Partner of the Partnership and the Revised Partnership Agreement provides that the Partnership's board of directors consists of seven members, three of whom are appointed by the General Partner in its sole discretion, the Reporting Person may thereby be involved in and may plan for its involvement in any or all of the following:
a.	The acquisition of additional Common Units or other interests in the Partnership or the disposition of the Common Units or other interests in the Partnership;
b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership or any of its subsidiaries;
c.	A sale or transfer of a material amount of assets of the Partnership or any of its subsidiaries;
d.
Any change in the present board of directors or management of the Partnership, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or dividend policy of the Partnership;
f.	Any other material change in the Partnership's business or corporate structure;
g.	Changes in the Partnership's Revised Partnership Agreement or instruments corresponding thereto or other actions which may impede the acquisition of control of the Partnership by any person;
h.
Causing a class of securities of the Partnership to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of the Partnership becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
j.	Any action similar to any of those enumerated above.
Any future decision of the Reporting Person to take any actions with respect to the Partnership or its Common Units or other interests in the Partnership will take into account various factors, including the prospects of the Partnership, general market conditions and other factors deemed relevant.
Other than as described above, there are no material changes from the Schedule 13D/A filed by the Reporting Person with the Commission on July 28, 2016.

Item 5.  Interest in Securities of the Issuer.
(a.) – (b.) The aggregate number and percentage of Common Units beneficially owned by the Reporting Person (on the basis of a total of 64,073,291 common units outstanding as reported to the Reporting Person by the Partnership on October 19, 2016), are as follows:
a)	Amount beneficially owned: 20,852,291	Percentage: 32.5%

b)	Number of Common Units to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 20,852,291

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 20,852,291
iv.	Shared power to dispose or to direct the disposition of: 0

To the best knowledge of the Reporting Person, none of the other persons named in Item 2 beneficially own Common Units.

(c.) To the best knowledge of the Reporting Person, no transactions were effected by the persons enumerated in Item 2 during the past 60 days other than the transactions described in this Statement.
(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Units beneficially owned by the Reporting Person.
(e.) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth in Item 3 is hereby incorporated herein by reference.
Other than as described above, there are no material changes from the Schedule 13D/A filed by the Reporting Person with the Commission on July 28, 2016.
Item 7.  Material to be Filed as Exhibits.
Exhibit A
Second Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP, dated October 19, 2016 (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form 8-A/A filed by Golar LNG Partners LP on October 19, 2016).

Exhibit B
Exchange Agreement by and among Golar LNG Partners LP, Golar LNG Limited and Golar GP LLC, dated October 13, 2016 (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by Golar LNG Partners LP on October 19, 2016).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 27, 2016	GOLAR LNG LIMTED

	By:	/s/ Oscar Spieler
	Name:	Oscar Spieler
	Title:	Principal Executive Officer